

August 3, 2009

<u>**Via Facsimile (949) 203-6161 and U.S. Mail**</u>

Nicholas J. Yocca, Esq.
The Yocca Law Firm
19900 MacArthur Boulevard 650
Irvine, California 92612

> Re: **CNS Response, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed July 29, 2009 by Leonard J. Brandt**
> **Preliminary Consent Solicitation Statement on Schedule 14A filed July 29, 2009 by Leonard J. Brandt**
> **File No. 000-26285**

Dear Mr. Yocca:

We have reviewed the above-referenced filing and have the following comments.

<u>Revised Preliminary Proxy Statement on Schedule 14A</u>

1. We remind you for purposes of this letter of our prior comment 1, in which we asked that comments that apply to disclosure in both the proxy statement and the consent statement be applied to both documents.

<u>Quorum, Vote Required for Approval…, page 2</u>

2. We refer you to prior comment 7 relating to the availability of cumulative voting under California law. We note that your proxy card does not address this and that your disclosure on page 2 refers to the ability to conduct "provisional voting." Revise your disclosure to explain how a security holder could effect a "provisional" vote in general and through your proxy card. Second, given that the company is incorporated in Delaware, please tell us, with a view toward revised disclosure, whether Delaware courts have generally allowed the application of the specific California law to Delaware companies. Third, please provide us with your detailed legal analysis of whether you will be able to cumulate votes for which you received proxy cards in your discretion or whether you only have the authority to vote the proxies received at the direction of each security holder. Finally, revise your proxy card to note that the availability of cumulative voting is currently undetermined and explain how, if at all, a security holder could

Nicholas Yocca, Esq.
The Yocca Law Firm
August 3, 2009
Page 2

cumulate votes on your proxy card. You may refer to Item 6 of Schedule 14A for additional guidance.

Record Date; Outstanding Common Stock, page 3

3.   It has come to our attention that the record date established by the Board of Directors of the company is August 27, 2009. Please update your disclosure accordingly. Additionally, with a view towards revised disclosure, supplementally advise us of potential legal challenges, if any, that you will face regarding the validity of votes or consents provided to you in advance of the official record date.

Procedure to Vote, page 3

4.   Clarify that shareholders may also vote in person through attendance at the meeting. Similarly, in the disclosure regarding the means of revocation, revise to clarify that revocations may occur through attendance at the meeting and voting in person or through delivery of a notice of revocation or later dated proxy or consent.

Background of call for Special Meeting, page 5

5.   Please revise to address whether there are any limitations on your ability to include in your calculation of the 25% of shares outstanding owned by Mr. Brandt and EAC, the shares underlying the stock options exercised on June 19, 2009. In this regard, the company has indicated it does not believe such shares should be included in the overall number of shares outstanding because the company has not yet issued such shares and will not do so until certain withholding taxes have been paid by Mr. Brandt. In light of this information, please supplementally advise us of the basis for your belief that such shares are in fact outstanding and the basis for your belief that 25% of outstanding shares properly called a special meeting. Further, disclose the effect on your calculations if such shares are not outstanding.

6.   You disclose that the Delaware Court of the Chancery "explicitly declined" to prohibit the meeting from going forward. Please provide more balanced disclosure regarding the reasons for denial of the company's motion to enjoin the special meeting. For example, if the court's decision was based on procedural mechanisms in place under Delaware law that would permit the special meeting to be called and post-meeting challenges to be raised, then revise to clarify this fact.

Proposal 1, page 9

7.   Referencing the bylaws and applicable state law provisions, supplementally provide us with the legal basis for your statement that "the seats on the Board that are in excess of the number of Nominees will continue to be filled by an incumbent director…"

Potential Positive Effects of Approving the Proposal, page 10

8.   Further supplement your disclosure to clarify the risks attendant with each of the proposed plans you outline in the proxy. Address for example, the effect on shareholders and to Mr. Brandt (in his capacity as a co-first-lien holder of the company's assets), should CNS cease to continue as a going concern.

Concerns about the Current Board, page 18

9.   You assert the belief that the terms of the transactions should be renegotiated or challenged. Provide a brief discussion of the basis, if any, for any such legal challenge and clarify that the parties to the agreements are under no obligation to renegotiate the terms of the transactions.

Concerns about the Company's Financings, page 20

10.   Supplement your disclosure to clarify that there are no legal requirements mandating the receipt of a fairness opinion in connection with financing transactions of the kind described in the proxy. Also, please revise to address whether such fairness opinions are customarily requested and received in similar types of financings.

11.   In your discussion of the company's failure to call an annual meeting, please revise to also clarify that during the past three years (through April 2009), Mr. Brandt served as Chairman of the Board and in such capacity, sat on a Board that did not call or hold an annual meeting.

Consent Solicitation

Revocability of Consents, page 3

12.   You disclose that consents may be revoked only prior to the date Mr. Brandt receives consents from the majority of outstanding shares. Please clarify whether state law provides for revocation of consents up through the date consents are delivered to the corporation. If yes, please make appropriate revisions to your disclosure.

Closing Comments

Please direct any questions to me at (202) 551-3757 or, in my absence, to Daniel Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions